D.C.
NO ACT
P.E 8-7-2007



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303



Act 1934
Section
Rule 14d-10(a)(2) + 14d-11(b) + (f)
Public Availability August 7, 2007



07078891

August 7, 2007

PROCESSED
OCT 01 2007
THOMSON FINANCIAL

Via Facsimile 011 44 207 959 8950 and U.S. Mail

George H. White
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom

Re: Exchange offer by Barclays PLC for all outstanding Shares and ADSs of ABN AMRO Holding N.V.

Dear Mr. White:

We are responding to your letter dated August 6, 2007 addressed to Brian V. Breheny and Christina Chalk, as supplemented by telephone conversations with the staff, with regard to your request for exemptive relief. To avoid reciting or summarizing the facts set forth in your letter, we have attached a photocopy of your correspondence. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter of August 6, 2007.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants exemptions from the following provisions of the Exchange Act and rules thereunder:

- Rule 14d-11(e) under the Exchange Act. The exemption from Rule 14d-11(e) permits Barclays to pay for ABN AMRO Shares and ABN AMRO ADSs tendered during any Subsequent Offer Period as soon as practicable, and in no event later than five Dutch trading days after the termination of the Subsequent Offering Period, as permitted by Dutch law and practice.

- Section 14(d)(5) of the Exchange Act and Rule 14d-7(a)(1) thereunder. The exemption from Section 14(d)(5) of the Exchange Act and Rule 14d-7(a)(1) thereunder allows Barclays to terminate withdrawal rights in the Offer at the expiration of the Initial Offering Period if all conditions to the Offer, other than the Minimum Acceptance Condition, have been satisfied or waived, for a period of no longer than five Dutch trading days to permit the determination of whether the Minimum Acceptance Condition has been satisfied, in accordance with Dutch law and practice.

- Rule 14d-4(d)(2) under the Exchange Act. The exemption from Rule 14d-4(d)(2) allows Barclays to waive the Minimum Acceptance Condition in the event that the number of ABN AMRO Shares (including Shares represented by ADSs) validly tendered and not properly withdrawn in the Offer represents not less than a majority of the issued and outstanding ABN AMRO Shares (including Shares represented by ADSs), without extending the Initial Offering Period and without providing withdrawal rights after such waiver, in accordance with Dutch law and practice and under the circumstances described in your letter. We note in particular in granting such relief that if Barclays waives the Minimum Acceptance Condition under those circumstances, it will provide the disclosure and the procedural safeguards described in your letter of August 6, 2007.

- Rule 14d-10(a)(2) under the Exchange Act. The exemption from Rule 14d-10(a)(2) permits Barclays to allow only holders of ABN AMRO Shares the opportunity to elect to exchange their Shares through the Alternative Exchange Process. All tendering holders of ABN AMRO ADSs must exchange their securities through the Primary Exchange Process. This exemption is also granted to permit Barclays to offer the Mix and Match Election in the Initial and Subsequent Offering Periods, using the off-set mechanism described in your letter.

- Rules 14d-11(b) and (f) under the Exchange Act. This exemption allows Barclays to offer the Mix and Match Election in the Subsequent Offering Period in the manner described in your letter.

The foregoing exemptive relief is based solely on the representations and the facts presented in your letter dated August 6, 2007, as supplemented by telephone conversations with the staff. The relief is strictly limited to the application to this transaction of the statutory provisions and rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

For the Commission,
by the Division of Corporation Finance
pursuant to delegated authority



Brian V. Breheny
Chief
Office of Mergers and Acquisitions

Attachment

SULLIVAN & CROMWELL LLP

A LIMITED LIABILITY PARTNERSHIP

TELEPHONE: +44 (0) 20-7959-8900
FACSIMILE: +44 (0) 20-7959-8950
WWW.SULLCROM.COM

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

August 6, 2007

By Hand and E-mail

Division of Corporation Finance,
U.S. Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
United States of America.

Attn: Brian V. Breheny, Chief, Office of Mergers & Acquisitions
Christina E. Chalk, Special Counsel, Office of Mergers & Acquisitions

Re: Barclays PLC: Request for Exemptive Relief in Connection with Offer for ABN AMRO Holding N.V.

Dear Mr. Breheny and Ms. Chalk:

We are writing on behalf of our client Barclays PLC, a public limited company organized under the laws of England ("Barclays"), in connection with its proposed offer (the "Offer") for ABN AMRO Holding N.V., a public limited company organized under the laws of The Netherlands ("ABN AMRO").

As described in Section I.C below, the Offer will consist of an exchange offer of (1) ordinary shares of Barclays ("Barclays Shares") and cash for all of the outstanding ordinary shares of ABN AMRO ("ABN AMRO Shares") and (2) Barclays American Depositary Shares, each representing four Barclays Shares ("Barclays ADSs") and cash, for all of the outstanding ABN AMRO American Depositary Shares, each representing one ABN AMRO Share ("ABN AMRO ADSs").

As previously discussed with members of the staff (the "Staff") of the Commission, we respectfully request on behalf of Barclays that the Commission grant exemptive relief from:

a. Rule 14d-11(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to permit Barclays to pay for ABN AMRO Shares and ABN AMRO ADSs tendered during any Subsequent Offering Period (as defined below) as soon as practicable, and in no event more than five Dutch trading days, following completion of the Subsequent Offering Period, in accordance with the requirements of the transaction structure and as permitted by Dutch law and practice;

b. Section 14(d)(5) of and Rule 14d-7 under the Exchange Act, to permit Barclays to terminate withdrawal rights in the Offer at the expiration of the Initial Offering Period (as defined below) and during the period, which will in no event last longer than five Dutch trading days, between the expiration of the Offer and the date on which the Offer is declared unconditional and tendered ABN AMRO Shares and ABN AMRO ADSs are thereby accepted, in accordance with the requirements of the transaction structure and as permitted by Dutch law and practice;

c. Rule 14d-4(d) under the Exchange Act, to permit Barclays to terminate withdrawal rights upon the expiration of the Initial Offering Period and waive the Minimum Acceptance Condition (as defined below) at a percentage in excess of 50% of ABN AMRO's issued and outstanding ordinary share capital after the expiration of the Initial Offering Period and prior to or at the time at which Barclays declares the Offer unconditional, provided that Barclays makes the disclosures and follows the procedural safeguards described in Section II.C below;

d. Rule 14d-10(a)(2) under the Exchange Act, to permit Barclays to exchange all tendered ABN AMRO ADSs through the Primary Exchange Process (as defined below); and

e. Rule 14d-10(a)(2), Rule 14d-11(b) and Rule 14d-11(f) under the Exchange Act, to permit Barclays to offer the Mix and Match Election (as defined below) in the Initial Offering Period and in the Subsequent Offering Period.

I. Background

A. Barclays

Barclays is a U.K.-based financial services group with a large international presence in Europe, the United States, Africa and Asia. It is engaged primarily in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. In terms of market capitalization, Barclays is one of the largest financial services companies in the world and, at December 31, 2006, had total consolidated assets of approximately £996.8 billion (US$1,952.3 billion). It has been operating for more than 300 years and today has approximately 27 million customers and approximately 123,000 employees in over 50 countries. Barclays is a leading global provider of investment management products and services and had 2,900 institutional clients in over 50 countries and over £927 billion (US$1,815.6 billion) of assets under management at December 31, 2006.

Barclays is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act, and the Barclays Shares and Barclays ADSs are registered under Section 12(b) of the Exchange Act. The Barclays Shares are listed on the London Stock Exchange and the Tokyo Stock Exchange, and the Barclays Shares and Barclays ADSs are listed on the New York Stock Exchange (the "NYSE"). As of June 30, 2007, Barclays had, issued and outstanding, 6,545,102,018 Barclays Shares, options to purchase 417,133,039 Barclays Shares and 871,875 staff shares of £1 each.

B. ABN AMRO

ABN AMRO is a leading international banking group offering a wide range of banking products and financial services on a global basis through a network of more than 4,500 offices and branches in 53 countries as at December 31, 2006. ABN AMRO is the largest banking group in the Netherlands and is one of the largest banking groups in the world, with total consolidated assets of €987.1 billion ($1,303.7 billion) at December 31, 2006.

ABN AMRO is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act, and the ABN AMRO Shares and ABN AMRO ADSs are registered under Section 12(b) of the Exchange Act. The ABN AMRO Shares are listed on Euronext Amsterdam, Euronext Brussels and Euronext Paris, the ABN AMRO Shares and ABN AMRO ADSs are listed on the NYSE and the ABN AMRO Formerly Convertible Preference Shares are listed on Euronext Amsterdam. As of December 31, 2006, 1,936,847,516 ABN AMRO Shares were issued, of which 1,853,786,791 were outstanding; depositary receipts in respect of 1,369,815,864 convertible preference shares ("ABN AMRO DR Preference Shares") were issued and outstanding; and 44,988 formerly convertible preference finance shares ("ABN AMRO Formerly Convertible Preference Shares") were issued and outstanding.

C. The Offer

On April 23, 2007, Barclays and ABN AMRO entered into a merger protocol, which the parties amended on July 23, 2007, July 30, 2007 and, by letter agreement, on August 3, 2007. The merger protocol, as amended, provides for a combination of their businesses, with Barclays as the holding company for the combined group. The combined group will be created through the Offer, pursuant to which Barclays will offer to exchange (a) 2.13 Barclays Shares and €13.15 in cash for each ABN AMRO Share and (b) 0.5325 Barclays ADSs and the U.S. dollar equivalent of €13.15 in cash for each ABN AMRO ADS.[1] As described below, holders of ABN AMRO Shares and ABN AMRO ADSs will be able to elect to vary the proportion of cash and Barclays Shares or Barclays ADSs they receive, but the total number of Barclays Shares (including those represented by Barclays ADSs) issued and the total amount of cash paid in connection with the Offer will be fixed.

Barclays will make the Offer as a single global offer in The Netherlands, the United States and a number of other jurisdictions in which Barclays is permitted to make the Offer. Barclays expects that the Offer will commence in accordance with the timeframe described in Section I.D. below and will expire on a date to be established at the time of commencement, subject to extension (the "Initial Offering Period"). Completion of the Offer will be subject to several conditions, including the requirement that 80% or more of the outstanding ABN AMRO Shares (including shares underlying the ABN AMRO ADSs) be validly tendered and not withdrawn as of the expiration of the Initial Offering Period (the "Minimum Acceptance Condition"). If the Offer is declared unconditional, Barclays may provide a subsequent offering period (the "Subsequent Offering Period") in accordance with applicable Dutch and U.S. law.

Barclays intends to make available in the Offer two particular features for the benefit of tendering holders of ABN AMRO Shares and ABN AMRO ADSs: a multi-step exchange process and the Mix and Match Facility.

1. The Exchange Processes

Barclays will give holders of ABN AMRO Shares the option to elect to receive the Barclays Shares that make up part of their offer consideration in one of the following two ways. Under the first option (the "Primary Exchange Process"), holders of ABN AMRO Shares may elect to receive Barclays Shares in the following series of transactions. Holders will irrevocably undertake (subject to applicable withdrawal rights)

[1] The exchange ratios are fixed (subject to the Mix and Match Facility described below). However, in order to ensure that the value of the exchange does not change other than as a result of relative fluctuations in market price, the exchange ratios are subject to change in the event of certain specified corporate actions.

to tender their ABN AMRO Shares to Barclays (Netherlands) N.V. ("BN").[2] In exchange for their ABN AMRO Shares, holders would receive ordinary shares of BN (the "BN Shares"), which would be transferred by BN's parent, Barclays Investments (Netherlands) N.V. ("BIN"),[3] to Barclays Nominees (No. 1) Limited, a United Kingdom company acting as nominee for the tendering shareholder (the "Nominee").[4] Upon receipt of the BN Shares by the Nominee, the listing and exchange agent in The Netherlands (the "Dutch Exchange Agent") will irrevocably instruct that the BN Shares be transferred to Barclays. In exchange for the transfer of the BN Shares to Barclays, Barclays will issue Barclays Shares to the former holders of ABN AMRO Shares. The Primary Exchange Process is expected to ensure that Barclays may rely on an exemption from U.K. stamp duty reserve tax ("SDRT") and issue the Barclays Shares to former holders of ABN AMRO Shares for trading through the clearance and settlement system of Euroclear Nederland ("ENL") without charge to SDRT.[5]

Under the second option (the "Alternative Exchange Process"), holders of ABN AMRO Shares may elect to receive Barclays Shares directly. The Alternative Exchange Process is expected to enable certain holders of ABN AMRO Shares to obtain a U.K. tax deferral on the exchange of ABN AMRO Shares for Barclays Shares. Any trading in the newly-issued Barclays Shares will not be through ENL and, consequently, will be subject to SDRT.

Although BN will not issue American Depositary Shares, the process for exchanging ABN AMRO ADSs will be substantively similar to, and is expected to give rise to similar U.K. tax consequences as, the Primary Exchange Process. Holders of ABN AMRO ADSs will tender their ABN AMRO ADSs to The Bank of New York (or its affiliate) as exchange agent in the United States (the "U.S. Exchange Agent"), who will in turn surrender the ABN AMRO ADSs to JPMorgan Chase, N.A. as depositary for ABN AMRO's American Depositary Receipt facility ("JPM") in exchange for ABN AMRO Shares. The U.S. Exchange Agent will then tender the ABN AMRO Shares

---

[2] BN is a newly-formed entity. Immediately prior to the transfer of the BN Shares by BIN described in this paragraph, BN will be wholly owned by BIN, which in turn is wholly owned by Barclays. After completion of all steps of the Primary Exchange Process, BN will again be wholly owned by BIN.

[3] BIN is a newly-formed entity. BIN is currently and will be throughout the Primary Exchange Process wholly owned by Barclays.

[4] The Nominee is a newly-formed entity. The Nominee is currently and will be throughout the Primary Exchange Process wholly owned by Barclays Bank PLC, which in turn is wholly owned by Barclays.

[5] In order to facilitate the trading of Barclays Shares on Euronext Amsterdam, the Barclays Shares must be traded through ENL.

received from JPM to the Dutch Exchange Agent in exchange for BN Shares and ultimately Barclays Shares pursuant to the Primary Exchange Process. The new Barclays Shares will then be delivered to The Bank of New York as depositary for Barclays American Depositary Receipt facility (the "Depositary"),[6] which will then issue Barclays ADSs to former holders of ABN AMRO ADSs.[7]

2. Mix and Match Facility

The basic consideration to which each holder of ABN AMRO Shares and ABN AMRO ADSs will be entitled is 2.13 Barclays Shares or 0.5325 Barclays ADSs for each ABN AMRO Share or ABN AMRO ADS tendered (the "Basic Share Consideration") and €13.15 or its U.S. dollar equivalent in cash for each ABN AMRO Share or ABN AMRO ADS tendered (the "Basic Cash Consideration", and together with the Basic Share Consideration, the "Basic Consideration"). Barclays is offering a facility (the "Mix and Match Facility") pursuant to which holders may elect to vary from the Basic Consideration the proportions in which they receive (1) Barclays Shares or Barclays ADS and (2) cash, subject to availability.

The total number of Barclays Shares (including those represented by Barclays ADSs) to be issued and the total amount of cash to be paid under the Offer will not be varied as a result of the Mix and Match Facility. Accordingly, satisfaction of elections by holders of ABN AMRO Shares and ABN AMRO ADSs under the Mix and Match Facility will depend on the extent to which other holders make offsetting elections. If elections cannot be satisfied in full, they will be scaled down on a pro rata basis (the "Mix and Match Proration"). The Mix and Match Proration will be structured so that any holder who elects to receive more Barclays Shares or Barclays ADSs and less cash will be guaranteed to receive at least the number of Barclays Shares or Barclays ADSs that the holder would have received under the Basic Share Consideration; and any holder who elects to receive more cash than Barclays Shares or Barclays ADSs will be guaranteed to receive at least the amount of cash that the holder would have received under the Basic Cash Consideration. To the extent that elections under the Mix and Match Facility can be satisfied, holders will receive Barclays Shares and Barclays ADSs in lieu of cash, and

[6] The delivery of Barclays Shares to the Depositary will involve two steps. First, the Barclays Shares will be issued into ENL's account with CREST, the U.K. settlement and clearance system. ENL will then transfer the Barclays Shares from its CREST account to the CREST account of BoNY Nominees Limited as nominee for the Depositary.

[7] Subject to the relief requested in Section II.E below, holders of ABN AMRO ADSs will be required to participate in the Primary Exchange Process; the Alternative Exchange Process will not be open to holders of ABN AMRO ADSs.

vice-versa, on the basis of a fixed rate of €11.87 for each Barclays Share and the U.S. dollar equivalent of €47.48 for each Barclays ADS.

Holders of ABN AMRO Shares and ABN AMRO ADSs will not be required to make an election under the Mix and Match Facility. If a holder tenders ABN AMRO Shares or ABN AMRO ADSs and does not make an election, the holder will receive the Basic Consideration.

The Mix and Match Facility will be offered during the Initial Offering Period and again during any Subsequent Offering Period. Following completion of each of the Initial Offering Period and Subsequent Offering Period, Barclays will only issue the proportion of the total number of Barclays Shares (including those represented by Barclays ADSs) that can be issued in connection with the Offer that corresponds with the proportion of ABN AMRO Shares (including those represented by ABN AMRO ADSs) tendered during such offering period. Similarly, Barclays will only pay the proportion of the total amount of cash that can be paid in connection with the Offer that corresponds with the proportion of ABN AMRO Shares (including those represented by ABN AMRO ADSs) tendered during such offering period.[8] However, because the ABN AMRO Shares and ABN AMRO ADSs tendered during the Initial Offering Period will constitute one "pool" for purposes of the Mix and Match Proration, and ABN AMRO Shares and ABN AMRO ADSs tendered during the Subsequent Offering Period will constitute a separate "pool" for purposes of the Mix and Match Proration, two holders who make the same election under the Mix and Match Facility may receive a different mix of cash and Barclays Shares (or cash and Barclays ADSs) if they accept the Offer during the Initial Offering Period as compared to during the Subsequent Offering Period.

D. Regulation of the Offer

---

[8] For example, if 90% of ABN AMRO Shares (including those represented by ABN AMRO ADSs) are tendered during the Initial Offering Period, Barclays will issue to holders who tendered in the Initial Offering Period 90% of the total number of Barclays Shares (including those represented by Barclays ADSs) that can be issued in connection with the Offer, and Barclays will pay to holders who tendered in the Initial Offering Period 90% of the total amount of cash that can be paid in connection with the Offer. Then, if 5% of ABN AMRO Shares (including those represented by ABN AMRO ADSs) are tendered during the Subsequent Offering Period, Barclays will issue to holders who tendered in the Subsequent Offering Period 5% of the total number of Barclays Shares (including those represented by Barclays ADSs) that can be issued in connection with the Offer and Barclays will pay to holders who tendered in the Subsequent Offering Period 5% of the total amount of cash that can be paid in connection with the Offer.

Barclays has filed with the Commission, and the Commission has declared effective, a Registration Statement on Form F-4 (File No. 333-143666), containing a U.S. exchange offer document/prospectus (the "U.S. Offer Document"), to register the new Barclays Shares and BN Shares, and the Depositary intends to file a post-effective amendment to the Registration Statement on Form F-6 (File No. 333-96567) to register the new Barclays ADSs to be issued in the Offer. The Offer will comply with the Exchange Act and the rules and regulations thereunder.

Barclays expects that the Offer will be eligible for the relief provided by Rule 14d-1(d) under the Exchange Act ("Tier II Relief"). In order to make this determination, Barclays has relied on information provided by ABN AMRO, which retained Thomson Financial ("Thomson") to conduct an analysis of the geographic location of ABN AMRO's shareholders. Specifically, Thomson was asked to determine U.S. ownership levels as of June 1, 2007, which was, according to Thomson, the most recent date for which a comprehensive analysis could be conducted and completed in accordance with the proposed timing of the Offer. In conducting its analysis, Thomson examined the ABN AMRO share register, counting all shareholders with U.S. addresses. Thomson then counted accounts held by brokers, dealers, banks, and other nominees of beneficial owners. While Thomson focused on record owners in the United States and in The Netherlands and the United Kingdom, the home jurisdictions of ABN AMRO and Barclays, respectively, Thomson also determined the residence of beneficial owners in continental Europe (excluding The Netherlands), North America (excluding the United States), and elsewhere in the world. Thomson examined shares held at the Depository Trust Company and by European custodians, including Euroclear (the central securities depository for Dutch, U.K., French, and Irish securities) and Intersettle (the Swiss depository). Thomson also obtained from Broadbridge Financial Services, a full-service provider of investor communications, including proxy mailings, a geographic breakdown of ABN AMRO's beneficial owners based on the addresses that Broadbridge Financial Services had on file. In cases where the addresses provided were those of proxy voting services, Thomson asked the proxy voting services to provide information about beneficial ownership of the relevant shares. After such reasonable inquiry, Thomson accounted for 94.39% of ABN AMRO's outstanding ordinary shares (including ADSs) and determined that approximately 10.38% of outstanding ordinary shares (including ADSs) were held by U.S. resident holders. On this basis, Barclays has determined that the Offer is eligible for Tier II Relief.

The Offer has been structured to comply with the requirements of the Dutch Financial Supervision Act (*Wet financieel toezicht*), the Dutch Securities Market Supervision Act (*Wet toezicht effectenverkeer 1995*), the Dutch Securities Market Supervision Decree (*Besluit toezicht effectenverkeer 1995*) and the relevant regulations promulgated thereunder, which govern tender offers in the Netherlands, as well as applicable rules and regulations of the Dutch securities regulator, the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) (the "AFM", and the foregoing legislation, rules and regulations together, the "Dutch Takeover Regulations"). The AFM and the Commission are parties to an agreement between the United States and the Kingdom of the Netherlands on Mutual Administrative Assistance in Securities Matters, dated December 11, 1989 and July 1, 1992, and have also recently signed a Memorandum of Understanding between the Commission and the College of Euronext Regulators, dated January 25, 2007, concerning consultation and cooperation regarding the implementation of securities laws with respect to certain matters. Barclays has been advised that the Offer will not be subject to the United Kingdom's City Code on Takeovers and Mergers (the "City Code") and does not intend to conduct the Offer in compliance with the City Code.

Barclays has submitted to the AFM, on a confidential basis, a draft offer document (the "Dutch Offer Document"). Barclays has also submitted, on a confidential basis, a draft prospectus (the "U.K. Prospectus") to the United Kingdom Listing Authority (the "UKLA") for its review. The AFM has confirmed that it has no further comments in relation to the Dutch Offer Document, and the UKLA had approved the U.K. Prospectus. On the date hereof, Barclays expects publish an announcement in at least two Dutch daily newspapers announcing the availability of the Dutch Offer Document and the U.K. Prospectus to holders of ABN AMRO Shares in certain jurisdictions outside of the United States, and on August 7, 2007, Barclays expects to deliver copies of the U.S. Offer Document to holders of ABN AMRO Shares with registered addresses in the United States and Canada and to holders of ABN AMRO ADSs in the United States, Canada and in certain other jurisdictions worldwide.

Under the applicable Dutch Takeover Regulations, the minimum duration of the Initial Offering Period may not be less than 20 calendar days, with no maximum being specified. The Initial Offering Period will be no shorter than 20 U.S. business days. The Initial Offering Period may not be declared unconditional and withdrawal rights may be not be terminated (unless the Offer is terminated) prior to October 4, 2007, which is the date set forth as the expiration date in the U.S. Offer Document. One or more extensions of the Initial Offering Period are permitted, with no minimum or maximum duration being specified; withdrawal rights must be made available during any such extension.

After expiration of the Initial Offering Period (including any extensions and assuming all conditions to the Offer have been met or waived and the Offer has been declared unconditional), the Offer will close, and Barclays will pay for all ABN AMRO Shares and ABN AMRO ADSs tendered against the issue of Barclays Shares and Barclays ADSs and the delivery of cash. Settlement is expected to occur no later than five Dutch trading days after the Offer is declared unconditional; the Offer is required to be declared unconditional within five Dutch trading days after the end of the acceptance period. Barclays will cause the transfer of the Barclays Shares, Barclays ADSs and cash for the tendered ABN AMRO Shares and ABN AMRO ADSs via designated institutions, appointed to coordinate the collection of tenders into the Offer, to designated financial intermediaries, appointed to assist in the collection of such tenders.[9] These financial intermediaries would, in turn, transfer the Barclays Shares, Barclays ADSs and cash to custodians for crediting to the accounts of their customers who accepted the Offer or to the former holders of ABN AMRO Shares or ABN AMRO ADSs directly.

If necessary, Barclays could also elect to provide a post-acceptance period during which any remaining ABN AMRO shareholders may tender their shares on the same terms as applied during the Initial Offering Period (a "Subsequent Offering Period"). Any Subsequent Offering Period (which would be a "subsequent offering period" for purposes of Rule 14d-11 under the Exchange Act) would be no shorter than three U.S. business days, and under the applicable Dutch Takeover Regulations it may be no longer than 15 Dutch trading days.

Contemporaneously with the Offer, Barclays intends to conduct (1) an offer of cash or, subject to the passing of a resolution by Barclays shareholders, shares of a newly-issued series of preference shares of Barclays for all of the outstanding ABN AMRO DR Preference Shares and (2) a cash offer for all of the outstanding ABN AMRO Formerly Convertible Preference Shares. We refer to these two offers together as the "Preference Share Offers". Completion of the Offer will not be conditioned on completion of either of the Preference Share Offers. Barclays expects that the Preference Share Offers will be eligible for the relief provided by Rule 14d-1(c) under the Exchange Act and, if applicable, Rule 802 under the Securities Act. Neither of the Preference Share Offers is the subject of the relief requests set forth in this letter.

II. Discussion

A. Rule 14d-11(e) – Settlement of ABN AMRO Shares and ABN AMRO ADSs Tendered During the Subsequent Offering Period

[9] For ABN AMRO shareholders who are registered holders of their ABN AMRO Shares (that is, who do not hold their ABN AMRO Shares through the Euroclear system), Barclays will cause the transfer of the new Barclays Shares either directly to the shareholder or via designated financial institutions into a nominated trading account in the Certificateless Register of Electronic Stock and Shares Transfer (CREST) system.

Rule 14d-11(c) and Rule 14d-11(e) under the Exchange Act provide that in order for a bidder to conduct a subsequent offering period, the bidder must immediately accept and promptly pay for securities tendered during the initial offering period (Rule 14d-11(c)) and during the subsequent offering period (Rule 14d-11(e)).

As a result of the transaction structure, and specifically the Mix and Match Facility and the multiple steps involved in the Primary Exchange Process, the exchange of ABN AMRO ADSs for Barclays ADSs cannot be settled,[10] and the Primary Exchange Process with respect to ABN AMRO Shares cannot be completed, on a rolling basis. Because the Mix and Match Proration depends on the elections of other holders, it only works when applied to a pool of holders. The Primary Exchange Process, meanwhile, raises a number of logistical and legal complexities that necessitate that it be run in "batches". In light of these considerations, Barclays proposes to settle exchanges of ABN AMRO ADSs and complete the Primary Exchange Process with respect to ABN AMRO Shares in two batches. The first batch, which would include the ABN AMRO Shares and ABN AMRO ADSs tendered during the Initial Offering Period, would be settled and exchanged within five Dutch trading days after the Offer is declared unconditional. The second batch, which would include all ABN AMRO Shares and ABN AMRO ADSs tendered during the Subsequent Offering Period, would be settled and exchanged within five Dutch trading days after completion of the Subsequent Offering Period.

Barclays requests that, in light of the constraints imposed by the structure of the transaction and in particular the Mix and Match Facility and the Primary Exchange Process, the Commission grant exemptive relief under Rule 14d-11(e) to permit Barclays to pay for ABN AMRO Shares and ABN AMRO ADSs tendered during the Subsequent Offering Period within five Dutch trading days following completion of the Subsequent Offering Period. Barclays would note that this timeframe for settlement is permitted by Dutch law and practice and that this relief would be consistent with relief granted by the Staff previously.[11]

---

[10] When we refer to "settlement" of the exchange of ABN AMRO ADSs, we mean the process which includes: (1) the surrender of the ABN AMRO ADSs by the U.S. Exchange Agent to JPM in exchange for the ABN AMRO Shares underlying them; (2) the tender of those ABN AMRO Shares by the U.S. Exchange Agent to the Dutch Exchange Agent; (3) the completion of the Primary Exchange Process with respect to those ABN AMRO Shares; and (4) the issuance of Barclays ADSs and delivery of cash to former holders of ABN AMRO ADSs.

[11] *See, e.g.*, Singapore Technologies Semiconductors Pte Ltd. (Mar. 15, 2007); AstraZeneca plc (May 23, 2006); Harmony Gold Mining Company (Nov. 19, 2004).

Insofar as Barclays is eligible for Tier II Relief and the settlement process it proposes with respect to the Initial Offering Period is permitted by Dutch law and practice,[12] Barclays does not believe that it needs, and is not seeking, relief from Rule 14d-11(c) in order to permit Barclays to commence the Subsequent Offering Period while payment for ABN AMRO Shares and ABN AMRO ADSs tendered during the Initial Offering Period is in process in accordance with the requirements of the transaction structure and as permitted by Dutch law and practice.[13]

B. Section 14(d)(5) and Rule 14d-7 – Withdrawal Rights After Expiration of Initial Offering Period

Section 14(d)(5) of the Exchange Act provides that securities tendered in a tender offer but not yet accepted and paid for may be withdrawn at any time after 60 days from the date of the original offer. Rule 14d-7 under the Exchange Act requires that "any person who has deposited securities pursuant to a tender offer has the right to withdraw those securities during the period such offer, request or invitation remains open."

As described under Section I.D above, following the expiration of the Initial Offering Period, Barclays will determine within five Dutch trading days whether all conditions to the Offer have been met or waived, and if the Offer is declared unconditional, Barclays will pay for all tendered ABN AMRO Shares and ABN AMRO ADSs no later than five Dutch trading days after the Offer is declared unconditional. To the extent that the Offer is deemed to "remain open" (within the meaning of Rule 14d-7) during the period between the expiration of the Offer and the time at which Barclays declares the Offer unconditional and thereby accepts the ABN AMRO Shares and ABN AMRO ADSs tendered during the Initial Offering Period (the "Determination Period"), which may last up to five Dutch trading days, Rule 14d-7 would, in the absence of relief, require Barclays to maintain withdrawal rights throughout the Determination Period for

[12] Under Rule 14d-1(d)(2)(iii), payment made in accordance with the requirement of the home jurisdiction or practice will satisfy the requirements of Rule 14e-1(c).

[13] *See* Final Rule: Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings (the "Cross-Border Release"), Rel. Nos. 33-7759, 34-42054 and 39-2378, at paragraph referencing nn. 36-37 (Oct. 22, 1999): "Regulation M-A provides, in part, that bidders that include a subsequent offering period must promptly pay for tendered securities and announce the approximate number and percentage of outstanding securities that were deposited by the close of the initial offering period no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date of the initial offering period and immediately begin the subsequent offering period. We have clarified that bidders relying on the Tier II exemption will satisfy the foregoing requirements if the bidder pays for tendered securities and makes the announcement in accordance with the law or practice of the bidder's home jurisdiction and the subsequent offering period commences immediately following such announcement."

holders of such ABN AMRO Shares and ABN AMRO ADSs. Moreover, if 60 days elapse between the date on which Barclays first makes the Offer and the date on which it declared the Offer unconditional and thereby accepts the ABN AMRO Shares and ABN AMRO ADSs tendered during the Initial Offering Period, Section 14(d)(5) would, in the absence of relief, permit the holders of such ABN AMRO Shares and ABN AMRO ADSs to withdraw them during all or some part of the Determination Period.

Permitting withdrawals during the Determination Period would be inconsistent with Dutch law and practice and could frustrate the success of the Offer. Because Barclays will use the Determination Period to determine the number of ABN AMRO Shares and ABN AMRO ADSs tendered, permitting withdrawals during this period would conflict with the counting procedures envisaged by the structure of this transaction and permitted under Dutch law and practice. If withdrawals from the Offer during the counting process were permitted, they could frustrate the success of the Offer by affecting whether or not the Minimum Acceptance Condition is met.

Barclays therefore requests that the Commission grant exemptive relief from compliance with Section 14(d)(5) insofar as that section would permit holders of ABN AMRO Shares or ABN AMRO ADSs who tendered into the Offer to withdraw their securities at any time which is both (a) after 60 days from the commencement of the Offer and (b) during the Determination Period, which in no event will last more than five Dutch trading days. Barclays further requests that the Commission grant exemptive relief from Rule 14d-7 to permit Barclays to terminate withdrawal rights at the expiration of the Initial Offering Period and during the Determination Period, which in no event will last more than five Dutch trading days. As a condition of the requested relief, Barclays undertakes to terminate withdrawal rights at the expiration of the Initial Offering Period only if all conditions to the Offer, other than the Minimum Acceptance Condition, have been satisfied or waived. Barclays would note that this relief would be consistent with relief granted by the Staff previously.[14]

C. Rule 14d-4(d) – Waiver of the Minimum Acceptance Condition

Rule 14d-4(d) provides that if a bidder makes a material change to the information published, sent or given to security holders about the tender offer, the bidder must publish, send or give the new information to security holders in a manner reasonably designed to inform them of such change. We understand that it is the Commission's position that (1) the waiver of a minimum acceptance condition is a

[14] *See, e.g.*, Enel Energy Europe Societa a Responsibilita Limitata and Acciona, S.A. (July 3, 2007); Gas Natural SDG, S.A. (Mar. 6, 2006); Celanese AG (Feb. 3, 2004); Alcan Inc. (Oct. 6, 2003); and Serono S.A. (Sept. 12, 2002).

material change for purposes of Rule 14d-4(d), (2) the adequate dissemination requirement implies that security holders must have sufficient time after receiving the information to absorb it and make a decision as to whether to accept or withdraw from the offer and (3) as a general rule sufficient time requires a minimum of five U.S. business days.[15] Therefore, a bidder who waives or reduces a minimum acceptance condition ordinarily must hold the offer open for a minimum of five U.S. business days following announcement of the waiver. If there are fewer than five U.S. business days remaining prior to expiration of the offer, the bidder would have to extend the offering period.

In the Cross-Border Release,[16] the Commission adopted an interpretation (the "Interpretation") on the application of Rule 14d-4(d) to the waiver of a minimum acceptance condition by a bidder eligible for Tier II Relief. The Interpretation provides that the Commission will not object if such a bidder waives a minimum acceptance condition without holding the offer open for a minimum of five U.S. business days following the announcement of the waiver so long as it complies with all of the following conditions. At least five U.S. business days prior to the scheduled expiration date of the offering period, the bidder must announce that it may waive the minimum acceptance condition. The bidder must disseminate this announcement through a press release and by placing an advertisement in a newspaper of national circulation in the United States, which press release and advertisement must (1) state the exact percentage to which the minimum acceptance condition would be waived, (2) state that a waiver is possible and (3) advise shareholders to withdraw their tenders immediately if their willingness to tender into the offer would be affected by a waiver of the minimum acceptance condition. The bidder must file this announcement with the Commission via the EDGAR filing system on the date that the announcement is made. The bidder must declare its actual intentions once it is required to do so under the regulations of its home jurisdiction. During the five-day period after the bidder makes the announcement described in this paragraph, the offer must be open for acceptances, and shareholders who have tendered their securities must be entitled to withdraw their securities. The bidder must then hold the offer open for five U.S. business days after the waiver of the minimum acceptance condition. The offer documents must also describe the procedure for waiving the minimum acceptance condition.

Barclays understands that in tender offers based in The Netherlands, it is common for holders not to tender their securities until the final day or two of the tender

[15] *See* Interpretive Release Relating to Tender Offer Rules, Rel. No. 34-24296 (Apr. 3, 1987).

[16] Rel. No. 33-7759, *supra* note 13. *See also* Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, Question II.A.3 (July 2007).

offer. As a result, Barclays does not expect to know whether it will need to waive the Minimum Acceptance Condition until after the Initial Offering Period has expired and Barclays has had the opportunity to determine how many ABN AMRO Shares (including those represented by ABN AMRO ADSs) have been tendered. Under the Interpretation, Barclays would be required to hold open withdrawal rights until it determined whether to waive the Minimum Acceptance Condition. As discussed under Section II.B above, holding open withdrawal rights while Barclays is counting the number of ABN AMRO Shares (including those represented by ABN AMRO ADSs) that have been tendered, which may take up to five Dutch trading days, could frustrate the counting process and the Offer. Therefore, Barclays requests relief in order to rely on the Interpretation by complying with all of the procedures set forth therein and described in the previous paragraph except that Barclays would terminate withdrawal rights upon the expiration of the Initial Offering Period notwithstanding the fact that Barclays had not yet declared the Offer unconditional, provided that all conditions to the Offer other than the Minimum Acceptance Condition had been satisfied or waived. Barclays would then determine whether to waive the Minimum Acceptance Condition at or prior to the time at which it declares the Offer unconditional, which may be up to five Dutch trading days after expiration of the Initial Offering Period.

As a condition of this relief, Barclays agrees that, in addition to complying with all of the disclosure requirements and procedural safeguards of the Interpretation (as modified by the requested relief), Barclays would (1) rely on the Interpretation (as modified by the requested relief) only in order to waive the Minimum Acceptance Condition at a percentage above 50% of ABN AMRO's issued and outstanding ordinary share capital and (2) include in U.S. Offer Document disclosure about the implications for shareholders of the waiver of the Minimum Acceptance Condition. In addition, Barclays confirms that it will provide a Subsequent Offering Period of no fewer than five U.S. business days if it waives the Minimum Acceptance Condition in reliance on the Interpretation (as modified by the requested relief).

If Barclays wishes to waive the Minimum Acceptance Condition at a percentage of 50% of ABN AMRO's issued and outstanding ordinary share capital or below, Barclays will comply with the terms of Rule 14d-4(d) as if Barclays were not eligible for Tier II Relief, including by disseminating information to holders of ABN AMRO Shares and ABN AMRO ADSs in a manner reasonably designed to inform them of such change and with sufficient time for such holders to absorb the information and make a decision as to whether to accept or withdraw from the Offer.

D. Rule 14d-10(a)(2) – Settlement of ABN AMRO ADSs through the Primary Exchange Process

Rule 14d-10(a)(2) requires that the "consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer."

All holders of ABN AMRO Shares and ABN AMRO ADSs will receive equivalent consideration—2.13 Barclays Shares and €13.15 in cash for each tendered ABN AMRO Share and 0.5325 Barclays ADSs and the U.S. dollar equivalent of €13.15 in cash for each tendered ABN AMRO ADS—and therefore each holder will receive the highest consideration paid to each other holder. Holders will be able to elect the mix of consideration they receive under the Mix and Match Facility as permitted by Rule 14d-10(c).

As discussed in Section I.C.1 above, holders of ABN AMRO Shares will be able to choose between receiving their Barclays Shares through the Primary Exchange Process or the Alternative Exchange Process. All holders of ABN AMRO ADSs will receive their Barclays ADSs through the Primary Exchange Process. Barclays does not intend to provide holders of ABN AMRO ADSs with the opportunity to choose to receive their Barclays ADSs through the Alternative Exchange Process, and instead Barclays intends to exchange all ABN AMRO Shares underlying ABN AMRO ADSs through the Primary Exchange Process.

The Primary Exchange Process and the Alternative Exchange Process result in different tax treatment. Barclays expects that the U.K. SDRT treatment provided by the Primary Exchange Process will generally be more favorable to holders of ABN AMRO ADSs than the SDRT treatment provided by the Alternative Exchange Process. This is because the receipt of Barclays ADSs through the Primary Exchange Process would fall within the terms of a specific exemption from, and therefore be free of, SDRT, whereas the receipt of Barclays ADSs through the Alternative Exchange Process would be subject to SDRT.[17]

Holders of ABN AMRO ADSs located in certain jurisdictions, not including the United States, may prefer the tax treatment provided by the Alternative Exchange Process.[18] However, insofar as the vast majority of holders of American

---

[17] As a commercial matter, Barclays would expect that the cost of such SDRT charge would ultimately be borne by the new holders of Barclays ADSs.

[18] For this to be the case, the holder would need to be resident in a jurisdiction which provides a capital gains rollover regime whereby the Primary Exchange Process would not qualify but the Alternative

depositary shares are generally located in the United States, Barclays expects that very few, if any, holders of ABN AMRO ADSs would benefit from choosing the Alternative Exchange Process, and that any such potential benefit is outweighed by the risk that some of the remaining holders of ABN AMRO ADSs would be detrimentally affected by inadvertently selecting the Alternative Exchange Process (which some holders are likely to do as a result of misunderstanding the tax treatment they would receive under the Alternative Exchange Process) and ultimately having to bear the cost of SDRT.

Barclays therefore requests relief from Rule 14d-10(a)(2) to allow Barclays not to hold the Alternative Exchange Process open to holders of ABN AMRO ADSs. We would note that the rationale for exchanging all ABN AMRO ADSs through the Primary Exchange Process and not making the Alternative Exchange Process available is very similar to, but even more compelling than, the Commission's rationale in adopting the accommodation for loan notes in Rule 14d-1(d)(2)(i) under the Exchange Act. In the Cross-Border Release, the Commission said that it adopted the accommodation for loan notes for the following reason: "The purpose of the loan notes is the deferral of the recognition of income and capital gains on the sale of securities under foreign tax laws. Since this tax benefit is not available to U.S. security holders, a bidder would not need to offer loan notes to U.S. security holders."[19] Similarly, the tax benefits of the Alternative Exchange Process will be available to very few, and possibly no, holders of ABN AMRO ADSs, but in addition the Alternative Exchange Process would create a significant and current detriment for the vast majority of holders of ABN AMRO ADSs.

E. Rule 14d-10(a)(2), Rule 14d-11(b) and Rule 14d-11(f) – Mix and Match Facility

As discussed in Section II.D above, Rule 14d-10(a)(2) requires that the consideration paid to any tendering holder be the highest consideration paid to any other tendering holder, although Rule 14d-10(c)(1) expressly contemplates a facility like the Mix and Match Facility. In addition, Rule 14d-11(b) and Rule 14d-11(f) provide that a bidder may elect to provide a subsequent offering period during which tenders will be accepted if "the offer is for all outstanding securities of the class that is the subject of the tender offer, and if the bidder is offering security holders a choice of different forms of

---

Exchange would. The amount of cash consideration means that neither the Primary Exchange Process nor the Alternative Exchange Process qualify for a tax rollover in the United States or in the European Union under the European Union Mergers Directive (although in some European Union Member States such rollover may be available even though the Directive does not apply) . In addition, the holder would need to be subject to tax on capital gains in the first place (many jurisdictions exempt capital gains for certain shareholders, such as pension funds).

[19] Rel. No. 33-7759, *supra* note 13, at second paragraph preceding paragraph referencing n.33.

consideration, there is no ceiling on any form of consideration offered" (Rule 14d-11(b)) and the "bidder offers the same form and amount of consideration to security holders in both the initial and the subsequent offering period" (Rule 14d-11(f)).

As discussed in Section I.C above, Barclays may elect to provide a Subsequent Offering Period. The terms of the Offer provide for a maximum number of Barclays Shares (including those represented by Barclays ADSs) to be issued, and a maximum amount of cash to be paid, under the Offer, which will not be varied as a result of the Mix and Match Proration. These maximum amounts of Barclays Shares (including those represented by Barclays ADSs) and cash could be viewed as a ceiling (within the meaning of Rule 14d-11) on the forms of consideration offered in the Subsequent Offering Period. The consideration being offered, including the forms and amount of consideration, the election rights and the default ratio between cash and Barclays Shares (and between cash and Barclays ADSs) being offered would be the same for the Initial Offering Period and any Subsequent Offering Period. However, due to the elections and allocations pursuant to the Mix and Match Proration, two holders who make the same election may receive a different mix of cash and Barclays Shares (or cash and Barclays ADSs) if they accept the Offer during the Initial Offering Period as compared to during the Subsequent Offering Period, simply because the balance of elections made by other holders in the relevant Mix and Match Proration pool may vary from one period to the next.

We believe that the structure of the Offer complies with the requirements of Rule 14d-11(b) that there be no ceiling on any form of consideration; of Rule 14d-11(f) that Barclays offer the same form and amount of consideration during the Subsequent Offering Period; and of Rule 14d-10(a)(2), as modified by Rule 14d-10(c)(1), that all holders throughout the Offer are afforded "equal right" to elect between the cash and Barclays Shares (or between cash and Barclays ADSs). Nevertheless, we note that, in the past, other bidders in similar situations have sought relief from the Staff,[20] and we therefore request that the Staff provide exemptive relief to allow Barclays to offer the Mix and Match Facility in the Initial Offering Period and the Subsequent Offering Period as described above.

III. Requested Exemptive Relief and Confirmation

Based on the foregoing, we respectfully request on behalf of Barclays that the Commission grant exemptive relief from:

---

[20] *See, e.g.*, Barrick Gold Corporation (Jan. 19, 2006) and Serena Software (April 13 ,2004).

a. Rule 14d-11(e) under the Exchange Act, to permit Barclays to pay for ABN AMRO Shares and ABN AMRO ADSs tendered during any Subsequent Offering Period as soon as practicable, and in no event more than five Dutch trading days, following completion of the Subsequent Offering Period, in accordance with the requirements of the transaction structure and as permitted by Dutch law and practice;

b. Section 14(d)(5) of and Rule 14d-7 under the Exchange Act, to permit Barclays to terminate withdrawal rights in the Offer at the expiration of the Initial Offering Period and during the period, which will in no event last longer than five Dutch trading days, between the expiration of the Offer and the date on which the Offer is declared unconditional and tendered ABN AMRO Shares and ABN AMRO ADSs are thereby accepted, in accordance with the requirements of the transaction structure and as permitted by Dutch law and practice;

c. Rule 14d-4(d) under the Exchange Act, to permit Barclays to terminate withdrawal rights upon the expiration of the Initial Offering Period and waive the Minimum Acceptance Condition at a percentage in excess of 50% of ABN AMRO's issued and outstanding ordinary share capital after the expiration of the Initial Offering Period and prior to or at the time at which Barclays declares the Offer unconditional, provided that Barclays makes the disclosures and follows the procedural safeguards described in Section II.C above;

d. Rule 14d-10(a)(2) under the Exchange Act, to permit Barclays to exchange all tendered ABN AMRO ADSs through the Primary Exchange Process; and

e. Rule 14d-10(a)(2), Rule 14d-11(b) and Rule 14d-11(f) under the Exchange Act, to permit Barclays to offer the Mix and Match Election in the Initial Offering Period and in the Subsequent Offering Period.

* * *

If you have any questions or require any additional information, please contact the undersigned in London at 011 (44) 20 7959 8570, Alan P.W. Konevsky in London at 011 (44) 20 7959 8509 or Jeffrey A. Lynn in London at 011 (44) 20 7959 8426.

Sincerely yours,



George H. White

cc: Joan Collopy
Paul Dudek
Greg Dundas
Carol McGee
Elizabeth Sandoe
Don Walker
Mark Webb
(U.S. Securities and Exchange Commission)

Judith Shepherd
Neil Hodges
Brona McKeown
(Barclays PLC)

H. Rodgin Cohen
Alan P.W. Konevsky
Jeffrey A. Lynn
(Sullivan & Cromwell LLP)

Margaret E. Tahyar
John B. Meade
Jeffrey O'Brien
(Davis Polk & Wardwell)

END